

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Ms. Yinfang Yang
Chief Financial Officer
A9 Zhong Shen Hua Yuan
Cai Tian Nan Lu
Shenzhen, China   518026

> **Re: Oregon Gold Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-53307**

Dear Ms. Yinfang Yang,

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 1

1.   The terms development and production are defined in Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term development stage should be utilized to characterize companies which have not progressed to the production stage but which are engaged in preparing reserves for production. The term production stage should be utilized to characterize companies which are engaged in commercial, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined in Industry Guide 7, it appears that you should remove terms indicating that you have

progressed beyond the exploration stage, such as develop, development and production, which appear throughout your document. These terms should be replaced, as needed, with terms such as explore or exploration. This includes the term development stage appearing in the Financial Statement head notes and footnotes. You may refer to Instruction 1 to paragraph (a) of Industry Guide 7 if you require further clarification or guidance.

Oregon Gold Inc, page 4

2.   Please add disclosure in the forepart of this section clarifying that you are an exploration stage company, that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation of the economic and legal feasibility of extracting any mineralization that may exist on your properties is conducted. Please ensure that your use of terminology is consistent with the definitions set forth in Industry Guide 7, paragraph (a)(4).

3.   Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

4.   Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- The process by which your mineral rights have been acquired and the basis and duration of your mineral rights, surface rights, mining claims, or concessions.

- An indication of the type of claim or concession, such as placer or lode, exploration or exploitation, and whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Any unique identifying information, such as the property names, claim numbers, grant numbers, mining concession names or numbers, and dates of recording and expiration which is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and an indication of who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

5. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. If you mention properties which are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

    • The location and means of access to your property, including the modes of transportation utilized to and from the property.

    • Any conditions that must be met in order to obtain or retain title to the property, and whether your have surface and/or mineral rights.

    • A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

    • A description of any work completed on the property and its present condition.

    • The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

    • A description of equipment, infrastructure, and other facilities.

    • The current status of any exploration activities of the property.

    • The total costs incurred to date and all planned future costs.

    • The source of power and water that can be utilized at the property.

    • If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

    You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

6. Please expand disclosures about your testing programs and exploration efforts as necessary to address the following points.

    • Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetables and budgets, including estimated funding and expenditures required for each exploration activity or prospect, to cover costs such as geophysics, geochemistry, surface sampling, and drilling.

- If there is a phased program planned, briefly outline all phases.

- If you have no current and detailed plans to conduct exploration on the property, disclose this prominently.

- Explain how the exploration program will be funded.

- Identify the person who will be conducting any proposed exploration work, and discuss their qualifications.

7.   Please discuss the phased nature of the exploration process that typifies the period prior to establishing proven and probable reserves, and explain where in this process you are with your current exploration activities. Please indicate the extent to which decisions about proceeding with each successive phase of your exploration programs will depend on the completion of previous phases and your analysis of the results of those phases.

8.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Regulation, page 4

9.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please provide a short summary of the permits and/or operational plans required to perform exploration and mining activities on your properties and clarify whether the BLM or Forest Service is responsible for administrative oversight of your property.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George K. Schuler Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief